LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

14 January 2004

04010092

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

04 FEB 25 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 12 January 2004, Re: Lion Industries Corporation Berhad ("LICB") - Proposed variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; issued by the LICB Group pursuant to the corporate and debt restructuring exercise of the LICB Group for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as Lion Land Berhad)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

2/26

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 12-01-2004 05:47:28 PM
Reference No LI-040112-5C49F

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

PROPOSED VARIATION OF:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");
ISSUED BY THE LICB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE LICB GROUP

* Contents :-

Reference is made to the announcement dated 23 December 2003 by LICB regarding the issuance by LICB and LLB Harta (L) Limited of notices of meetings dated 22 December 2003 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and relevant SPV Debt Holders:

i) to vary the redemption dates for the Bonds and the scheduled dates for the repayment of the SPV Debts both of 31 December 2003 and 31 December 2004; and

ii) to modify or amend certain provisions contained in the Trust Deed constituting the Bonds and the SPV Facility Agreement constituting the SPV Debts.

(hereinafter referred to as the "Proposed Variation")

The Board of Directors of LICB wishes to announce that at the meetings of the Bondholders and SPV Debt Holders held earlier today, all the resolutions tabled thereat in relation to the Proposed Variation were duly passed.

Following thereto the Company shall proceed to seek the approval of the Securities Commission and Bank Negara Malaysia (in respect of the SPV Debts), for the Proposed Variation.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

....
Secretary

12 JAN 2004